UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Final Amendment)*

SPORT CHALET, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class A 849163209

Class B 849163308

(CUSIP Number)

John Mullan, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street, 48th Floor

Los Angeles, CA 90071

(213) 620-1780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 849163308	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Craig L. Levra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Class A 0 Class B 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Class A 0 Class B 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 0 Class B 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A 0 Class B 0
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 849163308	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Howard K. Kaminsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Class A 0 Class B 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Class A 0 Class B 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 0 Class B 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A 0 Class B 0
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 849163308	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Dennis D. Trausch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Class A 0 Class B 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Class A 0 Class B 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 0 Class B 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A 0 Class B 0
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 849163308	Page 5 of 9 Pages

Explanatory Note

This Amendment No.1 (this “Final Amendment”) amends and supplements the Statement on Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on July 14, 2014 (the “Schedule 13D”) with respect to the Class A Common Stock, par value $0.01 per share (the “Class A Shares”) and the Class B Common Stock, par value $0.01 per share (the “Class B Shares”) of Sport Chalet, Inc., a Delaware corporation (the “Company”), beneficially owned by them. The Reporting Persons have tendered all of their Class A Shares and Class B Shares pursuant to those previously disclosed Tender and Support Agreements with Vestis Retail Group, LLC, a Delaware limited liability company, and Everest Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Vestis Retail Group, LLC. All of the Reporting Persons’ Class A Shares and Class B Shares were accepted following the close of the tender offer at midnight, New York City time, at the end of August 15, 2014. The Tender and Support Agreements were entered into in connection with the Agreement and Plan of Merger entered into on June 30, 2014, pursuant to which Everest Merger Sub, Inc. commenced a tender offer for all of the outstanding shares of the Company. The tender offer was successful and the Company has become a wholly-owned subsidiary of Vestis Retail Group, LLC.

This Schedule 13D supersedes the previous filing on Schedule 13D by Messrs. Levra, Kaminsky and Trausch. In filing this Final Amendment to Schedule 13D, the Reporting Persons do not concede that they were a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended or under the regulations pertaining thereto.

Item 1. Security and Issuer.

(a) The name of the issuer is Sport Chalet, Inc. (the “Company”).

(b) The address of the Company’s principal executive offices is One Sport Chalet Drive, La Cañada, CA 91011.

(c) The title of each class of securities to which this statement relates is the Class A Common Stock, par value $0.01 per share and the Class B Common Stock, par value $0.01 per share, of the Company (the “Class A Shares” and “Class B Shares,” or “Class A” and “Class B,” respectively).

Item 2. Identity and Background.

(a) The names of the persons filing this report on Schedule 13D (individually, a “Reporting Person” and collectively, the “Reporting Persons”) are:

Craig L. Levra

Howard K. Kaminsky

Dennis D. Trausch

(b) The business address of each Reporting Person is c/o One Sport Chalet Drive, La Cañada, CA 91011.

(c) Mr. Levra was formerly the Chairman of the Board, Chief Executive Officer and President of the Company. Mr. Kaminsky was formerly the Executive Vice President – Finance, Chief Financial Officer and Secretary of the Company. Mr. Trausch was formerly the Executive Vice-President – Growth and Development of the Company.

(d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 849163308	Page 6 of 9 Pages

Item 3. Source and Amount of Funds and Other Consideration.

NA

Item 4. Purpose of Transaction.

This Final Amendment to Schedule 13D is made to provide the following information:

As indicated in the Explanatory Note, the tender offer contemplated by the Agreement and Plan of Merger among the Company, Vestis Retail Group, LLC, a Delaware limited liability company, and Everest Merger Sub, Inc., a Delaware corporation, closed at midnight, New York City time, at the end of August 15, 2014 and all Class A Shares and Class B Shares that had been owned by each of the Reporting Persons were tendered pursuant to the respective Tender and Support Agreements and were accepted, resulting in the Reporting Persons ceasing to own or have any interest in the Class A Shares and/or the Class B Shares. By virtue of a short-form statutory merger effected pursuant to the General Corporation Law of the State of Delaware on August 19, 2014, the Company became a wholly-owned subsidiary of Vestis Retail Group, LLC and accordingly the Company’s listing on NASDAQ and its registration with the Securities and Exchange Commission will be terminated.

SCHEDULE 13D

CUSIP No. 849163308	Page 7 of 9 Pages

Item 5. Interest in Securities of the Company.

Item 5 of the Schedule D is hereby amended and restated in its entirety as follows:

(a) and (b)

Mr. Craig L. Levra owns no Class A Shares or Class B Shares.

Mr. Howard K. Kaminsky owns no Class A Shares or Class B Shares.

Mr. Dennis D. Trausch owns no Class A Shares or Class B Shares.

SCHEDULE 13D

CUSIP No. 849163308	Page 8 of 9 Pages

(c) Other than as reported in this Final Amendment and the Schedule 13D, none of the Reporting Persons has effected any transactions involving the Class A Shares or the Class B Shares in the 60 days prior to filing this Final Amendment.

(d) As stated above, Vestis Retail Group, LLC is now the owner of 100% of the Company by virtue of the statutory merger with Everest Merger Sub, Inc., on August 19, 2014.

(e) Each Reporting Person ceased to be the beneficial owner of more than five percent of Class A Shares and Class B Shares following the close of the tender offer at midnight, New York City time, at the end of August 15, 2014. Accordingly, this is an exit filing and the Reporting Persons’ Final Amendment to Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

The tender offer having closed at midnight, New York City time, at the end of August 15, 2014 and all Class A Shares and Class B Shares owned by the Reporting Persons having been tendered pursuant to their respective Tender and Support Agreements and having been accepted by Everest Merger Sub, Inc., there are no other contracts, arrangements, understandings or relationships to which any of the Reporting Persons is a party with respect to securities of the Company.

Item 7. Material to be filed as Exhibits.

There are no additional exhibits to be filed with this Final Amendment to Schedule 13D.

Previously Filed:

Exhibit A: Agreement and Plan of Merger dated as of June 30, 2014 between Sport Chalet, Inc. on the one hand and Vestis Retail Group, LLC and Everest Merger Sub, Inc., on the other (incorporated by reference to Exhibit 2.1 to Form 8-K of Sport Chalet, Inc. dated June 30, 2014 and filed July 1, 2014).

Exhibit B: Tender and Support Agreements between Vestis Retail Group, LLC and Everest Merger Sub, Inc. on the one hand, and each of the following:

Exhibit B(1)	Craig L. Levra	(incorporated by reference to Exhibit B(1) to Schedule 13D dated July 11, 2014 and filed July 14, 2014)

Exhibit B(2)	Howard K. Kaminsky	(incorporated by reference to Exhibit B(2) to Schedule 13D dated July 11, 2014 and filed July 14, 2014)

Exhibit B(3)	Dennis D. Trausch	(incorporated by reference to Exhibit B(3) to Schedule 13D dated July 11, 2014 and filed July 14, 2014)

SCHEDULE 13D

CUSIP No. 849163308	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Final Amendment to Schedule 13D is true, complete and correct.

Dated: August 21, 2014

/s/ Craig L. Levra
Craig L. Levra

/s/ Howard K. Kaminsky
Howard K. Kaminsky

/s/ Dennis D. Trausch
Dennis D. Trausch